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                     Contact: David C. V. Lee           Investor Relations:
                              CEO                       Dan Matsui/Eugene Heller
                              Quintalinux Limited       Silverman Heller
Associates
                              (852) 2893-2682           (310) 208-2550
                              davidlee@quintalinux.com  dmatsui@sha-ir.com

             QUINTALINUX AND CHINA HIGHTECH FUND INVESTMENT COMPANY
                         TO FORM NEW INVESTMENT COMPANY

Kowloon Bay, HONG KONG (November 3, 2000) - Quintalinux Limited (NASDAQ: QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for "intelligent buildings", interior construction and design, and the Linux market, today announced a memorandum of understanding with China (Shenzhen) Hightech Fund Investment Company Limited ("China Shenzhen"), to jointly form a new investment company with the objective of making strategic investments in high-tech companies in China--especially those located in the city of Shenzhen.

Investment in high technology companies in Shenzhen is growing faster than any other area in China. Shenzhen has been designated as a special economic zone and is generally regarded as the technology powerhouse in southern China, with labor costs half that of neighboring Hong Kong.

China Shenzhen, in which the Shenzhen government holds an equity stake, is a venture capital company making strategic investments in early-stage, emerging growth companies in high-technology industries offering significant long-term capital appreciation potential. With initial capital of between $30 million and $50 million, China Shenzhen's investment portfolio is managed by China Hightech Investment Management Limited, staffed with professionals experienced in direct investments, investment banking, capital markets, and portfolio management.

The new investment company will be financed with up to $6 million, with Quintalinux potentially investing up to $4.8 million, for an 80% stake, and China Shenzhen investing up to $1.2 million for the remaining 20%.

David Lee, CEO of Quintalinux, commented: "This joint venture represents an exceptional opportunity to pursue growth in association with Chinese state-owned companies. We will be able to obtain important information on technology development in China, including greater opportunities to respond to China's immense demand for high technology products and services. In addition, the potential to increase revenues through acquisitions may be available, should we decide to pursue such a growth strategy."

ABOUT QUINTALINUX:

Quintalinux Limited is a leading technology services provider for business and enterprise clients in the Peoples Republic of China (PRC) and Hong Kong, including a list of large, well-known, blue chip and multinational corporate clients. With over 18 years of experience, the Company is a leading contractor of high-technology, "intelligent building" total solutions, incorporating Linux operating systems in its commercial interior construction and design applications, such as under-floor air conditioning systems, architectural lighting systems, and information displays. Additionally, through a majority-owned subsidiary, the Company is a leading provider of Linux-based systems and solutions for businesses and consumers, including Internet and e-commerce solutions. Known for reliability, flexibility, and interoperability, Linux-based operating systems and applications are becoming the most popular for businesses and consumers.

Some statements in this press release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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